Exhibit 99.1

OPC Energy Ltd., a Subsidiary of Kenon Holdings Ltd., Announces
Completion of Agreement to Acquire Kiryat Gat Power Plant

Singapore, March 31, 2023. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced on March 30, 2023 that it completed the acquisition of a partnership (the “Partnership”) which owns a combined-cycle power plant powered by conventional energy with installed capacity of 75 MW located in the Kiryat Gat area which began commercial operation in November 2019 (the “Power Plant”).

In June 2022, OPC, through a subsidiary, had entered into a purchase agreement with Dor Alon Energy in Israel (1988) Ltd. and Dor Alon Gas Power Plants Limited Partnership (together, “Dor Alon”) for the purchase by OPC of the Partnership.

In connection with the completion of the acquisition, OPC made payment of NIS 572 million (approximately $163 million), after making adjustments to the working capital and cash balances, and Dor Alon transferred all rights in the Partnership. The payment of NIS 572 million consisted of (i) a payment of NIS 270 million by OPC to Dor Alon, and (ii) repayment by OPC of certain senior debt extended to the Power Plant in the amount of NIS 302 million. The outstanding consideration of approximately NIS 300 million (approximately $86 million) will be paid by December 31, 2023.

Also in connection with the completion of the acquisition, the Partnership entered into a senior debt financing agreement with Bank Leumi le-Israel B.M. (the “Bank”), under which the Bank provides the Partnership with a long-term loan in the amount of NIS 450 million (approximately $128 million). The loan will be repaid in quarterly installments beginning on September 25, 2023, and the final repayment will be made on May 10, 2039, subject to early repayment provisions. The financing agreement includes standard restrictions and undertakings.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about payment of the remaining consideration for the acquisition of the Power Plant by OPC to Dor Alon, statements relating to repayment of the Partnership’s long-term loan to the Bank, and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include the risk that the payment of the remaining consideration is not fully made or at all, risks relating to the repayment of the Partnership’s long-term loan to the Bank and other risks, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.